UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-6875

Verizon Maryland Inc.

(Exact name of registrant as specified in its charter)

One East Pratt Street, Baltimore, Maryland 21202

Telephone: (410) 539-9900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.	Thirty Year 7.15% Debentures, due May 1, 2023
2.	Forty Year 8% Debentures, due October 15, 2029
3.	Forty Year 8.30% Debentures, due August 1, 2031
4.	6.125% Debentures, Series A, due 2012
5.	5.125% Debentures, Series B, due 2033

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

1.	Thirty Year 7.15% Debentures, due May 1, 2023	82
2.	Forty Year 8% Debentures, due October 15, 2029	34
3.	Forty Year 8.30% Debentures, due August 1, 2031	28
4.	6.125% Debentures, Series A, due 2012	97
5.	5.125% Debentures, Series B, due 2033	64

Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon Maryland Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 4, 2004	VERIZON MARYLAND INC.

	By:	/S/ EDWIN F. HALL

Edwin F. Hall Controller